

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2013

Via E-mail
Martin Plaehn
President and Chief Executive Officer
Control4 Corporation
11734 S. Election Road
Salt Lake City, UT 84020

      **Re:    Control4 Corporation**
             **Registration Statement on Form S-1**
             **Filed July 1, 2013**
             **File No. 333-189736**

Dear Mr. Plaehn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Gross Margin, page 55

1.     We note your response to prior comment 3. Please disclose the significance of each factor that contributed to the change in margin and provide sufficient information for investors to evaluate the factors. For example, what portion of the margin increase was due to component cost reductions? Were the reductions short-term reductions that do not continue or long-term revisions to the arrangements with your suppliers? Also, from your current disclosure, it is unclear how investors would be able to determine the substance of the information in the last sentence of the first paragraph of your response to prior comment 3 and your statement in the second paragraph regarding the margin effect not continuing in the future at the rate experienced during the disclosed period.

Common Stock Valuations, page 72

2.    The disclosure on pages 74 through 76 indicates that in determining the fair value of your common stock, the board of directors "relied" on additional contemporaneous valuation reports prepared for you in contemplation of the option grants.   Please clarify the extent of the reliance that that you placed on the work of a valuation expert. In that regard, please tell us how you considered Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Certificate of Incorporation and Bylaws, page 122

3.    Your revisions to prior comment 5 state that bylaw amendments require the approval of your shareholders.  Please reconcile this disclosure with the first paragraph of Article IX in exhibit 3.2.

Lock-up Agreements, page 124

4.    To support your statement that holders of substantially all shares of common stock outstanding have agreed to a lock-up of those shares, please show us how you reconcile the information in your beneficial ownership table on page 116 with Schedule C of Exhibit 1.1.

Note 11. Subsequent Events (Unaudited), page F-35

5.    In your next amendment, please revise to disclose the amount of compensation expense you expect to record in quarter ended June 30, 2013 as a result of the stock options granted in April and June 2013.

Exhibits

6.    Please reconcile your statement "None" in schedule B-3 of exhibit 1.1 with the material mentioned in the fourth paragraph of your response letter to us dated July 1, 2103.

7.    We note the foreign language text in exhibit 10.10.  Please revise to comply with Rule 403 and Regulation S-T Item 306.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Sally Brammell at (202) 551-3779 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Richard A. Kline